July 16, 2018
Via EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
 100 F Street, N.E.
Mail Stop 4628
 Washington, DC 20549
Re:	Ebix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-15946
Dear Ms. Blye:
Ebix, Inc. (the “Company,” “Ebix,” or “we”) hereby submits this letter in response to the comment contained in the correspondence from the staff of the U.S. Securities and Exchange Commission, dated June 29, 2018, with respect to the above-captioned Form 10-K. To facilitate your review, we have reproduced in bold the numbered comment from your letter, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2017

1.
You state on page 3 of the 10-K that effective November 1, 2017 you acquired Via.com. The Via.com website currently offers flights to North Korea and Sudan. Additionally, Via.com offers information about booking hotels in Syria.

North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
The Company is aware of the U.S. economic sanctions and/or export controls applicable to activities relating to North Korea, Sudan and Syria, and the Company conducts its business in a way that is designed to ensure compliance with applicable sanctions and export controls.  The Company is not aware, notwithstanding the offerings on Via.com, of any past, current or anticipated activities or contacts, such as flight or hotel bookings through Via.com, involving North Korea or Syria.  In addition, the Company is not aware of any past, current or anticipated activities or contacts with the government of either North Korea or Syria.

It is the Company’s understanding that occasional flights to/from Sudan were previously booked through Via.com, which, to the best of the Company’s knowledge, did not involve contacts with the government of Sudan.  Such flight bookings accounted for less than 0.1% of revenues from all flights booked through Via.com during the prior three fiscal years and most recent interim period.
As noted above, the Company is committed to complying with all applicable U.S. economic sanctions and export controls, including those that cover transactions and activities involving North Korea, Sudan and Syria.  The Company respectfully notes, however, that as Via.com is a non-U.S. entity that operates and is based in India, restrictions under U.S. sanctions with respect to North Korea, Sudan and Syria do not automatically extend to activities of Via.com.  The Company further respectfully notes that to the extent U.S. sanctions would be applicable, flight and hotel bookings for travel to or in North Korea, Sudan and Syria are generally covered by exemptions under applicable sanctions, as administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.  Additionally, the U.S. government has revoked certain sanctions on Sudan and, effective October 12, 2017, U.S. persons are no longer prohibited from engaging in transactions that were previously prohibited under the Sudanese Sanctions Regulations, 31 C.F.R. part 538.  The Company also does not believe U.S. export controls were implicated by Via.com’s flight bookings for travel to or in Sudan.  Nevertheless, the Company has discontinued the flight offerings to Sudan on Via.com and has revised the offerings on Via.com to remove references to North Korea, Sudan and Syria.
The Company does not believe that the past operating results associated with Sudan and the changes to its offerings noted above are material to its business, financial condition or results of operations and, therefore, should not have any material impact on the sentiments of its investors.
If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031.

Very truly yours,

/s/ Robin Raina
Robin Raina
Chairman of the Board, President & Chief Executive Officer

cc:	Barbara Jacobs, Assistant Director Office of Information Technologies and Services Division of Corporation Finance